SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Calix, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13100M509
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages
Exhibit Index Contained on Page 13

CUSIP NO. 13100M509	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Meritech Capital Partners L.P. (“MCP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,085,647 shares, except that MeriTech Capital Associates, L.L.C. (“MCA”), the general partner of MCP, may be deemed to have sole power to vote these shares, MeriTech Management Associates L.L.C. (“MMA”), a managing member of MCA, may be deemed to have sole power to vote these shares, and Paul Madera (“Madera”), and Michael Gordon (“Gordon”), the managing members of MMA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,085,647 shares except that MCA, the general partner of MCP, may be deemed to have sole power to dispose of these shares, MMA, a managing member of MCA, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 13100M509	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Meritech Capital Affiliates L.P. (“MCAF”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
33,893 shares, except that MCA, the general partner of MCAF, may be deemed to have sole power to vote these shares, MMA, a managing member of MCA, may be deemed to have sole power to vote these shares, and Madera and Gordon, the managing members of MMA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
33,893 shares except that MCA, the general partner of MCAF, may be deemed to have sole power to dispose of these shares, MMA, a managing member of MCA, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,893
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 13100M509	13 G	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MeriTech Capital Associates L.L.C. Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MCA, the general partner of MCP and MCAF, may be deemed to have sole power to vote these shares, MMA, a managing member of MCA, may be deemed to have sole power to vote these shares, and Madera and Gordon, the managing members of MMA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MCA, the general partner of MCP and MCAF, may be deemed to have sole power to dispose of these shares, MMA, a managing member of MCA, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 13100M509	13 G	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Meritech Management Associates L.L.C Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MMA is a managing member of MCA, the general partner of such entities.  Madera and Gordon, the managing members of MMA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MMA is a managing member of MCA, the general partner of such entities.  Madera and Gordon, the managing members of MMA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 13100M509	13 G	Page 6 of 15

1	NAME OF REPORTING PERSON Paul Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF. MMA is a managing member of MCA, the general partner of such entities.  Madera, a managing member of MMA, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MMA is a managing member of MCA, the general partner of such entities.  Madera, a managing member of MMA, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13100M509	13 G	Page 7 of 15

1	NAME OF REPORTING PERSON Michael Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF. MMA is a managing member of MCA, the general partner of such entities.  Gordon, a managing member of MMA, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,119,540 shares, of which 2,085,647 are directly owned by MCP and 33,893 are owned by MCAF.  MMA is a managing member of MCA, the general partner of such entities.  Gordon, a managing member of MMA, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13100M509	13 G	Page 8 of 15

ITEM 1(A).	NAME OF ISSUER

Calix, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1035 N. McDowell Boulevard
Petaluma, CA 94954

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by MeriTech Capital Partners L.P., a Delaware limited partnership (“MCP”), MeriTech Capital Affiliates L.P., a Delaware limited partnership (“MCAF”), MeriTech Capital Associates L.L.C., a Delaware limited liability company (“MCA”), MeriTech Management Associates L.L.C., a Delaware limited liability company (“MMA”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MCA is the general partner of MCP and MCAF, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF.  MMA is a managing member of MCA and may be deemed to have indirect beneficial ownership of shares directly owned by MCP and MCAF.  Madera and Gordon are managing members of MMA and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 350
Palo Alto, CA  94301

ITEM 2(C)	CITIZENSHIP

MCP and MCAF are Delaware limited partnerships.  MCA and MMA are Delaware limited liability companies.  Madera and Gordon are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 13100M509

ITEM 3.	Not Applicable.

CUSIP NO. 13100M509	13 G	Page 9 of 15

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP and MCAF and the limited liability company agreements of MCA and MMA, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 13100M509	13 G	Page 10 of 15

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 13100M509	13 G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

MeriTech Capital Partners L.P.

By: MeriTech Capital Associates L.L.C.
its General Partner

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Capital Affiliates L.P.

By: MeriTech Capital Associates L.L.C.
its General Partner

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Capital Associates L.L.C.

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Management Associates L.L.C.

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

/s/ Paul S. Madera
Paul S. Madera

/s/ Michael B. Gordon
Michael B. Gordon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP NO. 13100M509	13 G	Page 12 of 15

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 13100M509	13 G	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 13100M509	13 G	Page 14 of 15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Calix, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2011

MeriTech Capital Partners L.P.

By: MeriTech Capital Associates L.L.C.
its General Partner

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Capital Affiliates L.P.

By: MeriTech Capital Associates L.L.C.
its General Partner

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Capital Associates L.L.C.

By: MeriTech Management Associates L.L.C.
a managing member

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

MeriTech Management Associates L.L.C.

By:	/s/ Paul S. Madera
Paul S. Madera, a managing member

CUSIP NO. 13100M509	13 G	Page 15 of 15

/s/ Paul S. Madera
Paul S. Madera

/s/ Michael B. Gordon
Michael B. Gordon